HONDO MINERALS CORPORATION
15303 N. Dallas Parkway, Suite 1050
Addison, Texas 75001

September 24, 2013

Raj Rajan
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:         Hondo Minerals Corporation
Amendment No. 2 to Form 10-K for the Fiscal Year Ended July 31, 2012
Filed August 20, 2013
Response submitted August 20, 2013
File No. 000-54326

Dear Mr. Rajan:

Hondo Minerals Corporation, a Nevada corporation (the "Company") has received and reviewed your letter of September 3, 2013 pertaining to the Company's Amendment No. 2 to Form 10-K for the Fiscal Year Ended July 31, 2012 filed on August 20, 2013 with the Securities & Exchange Commission (the "Filing").

Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 3, 2013.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended July 31, 2012

General

1.
We note your response to comment 3 from our letter dated July 17, 2013 and it appears that you still use the term ore in certain instances. Please revise to remove this term until you have defined a mineral reserve. We suggest replacing this word with a term such as mineralized materials.

RESPONSE: The Filing has been revised to remove the term "ore".

Analysis of the Company's Materials, page 16

2.
We note your response to comment 10 from our letter dated July 17, 2013 and we partially reissue the comment. Supplementally, and not as part of your filing, please provide us with all sample data and test work that has been performed on your property. Include with this information the locations in which all samples were taken. Please note that you may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

RESPONSE: All sample data and test work performed on the Tennessee Mine property can be found on the Company's website (http://www.hondominerals.com) under the heading "Reports" found on the "Investor Relations" tab. The direct link to the Reports can be found at the following web address: http://www.hondominerals.com/investor-relations/reports.

The Company is focused on processing tailings from the Tennessee Mine property and there is no exploration activity currently being conducted on the property. All assay work, sampling, and testing performed on the Tennessee Mine property was done to test the e-leach processing of the tailings. The results obtained from the work performed on the property were used only to calibrate the e-leach processing machines. As the test results were used only for the limited purpose of calibrating the machines, the Company has not kept detailed records of the results obtained.

HONDO MINERALS CORPORATION

3.	Please tell us if the test results in your Table 1 are the results of in-place tailing material samples or material that has been concentrated prior to analysis.

RESPONSE: The test results presented in Table 1 came from the Bioguard Report, and were not obtained from the Company itself. Accordingly, the Company cannot accurately confirm whether the results presented in Table 1 were the results of the in-place tailing material samples or material that was concentrated prior to analysis.

4.
Additionally, please tell us if you have performed fire assays on any of your samples and, if so, provide this information to us as supplemental material. If not, disclose this in an appropriate location in your filing.

RESPONSE: The Filing has been revised to include the following language:

"A metallurgical assay is a compositional analysis of a mineralized material, metal or alloy. For centuries, the fire assay (cupellation) has been the accepted assay technique for precious metals. Sample preparation of mineralized material from the mine involves crushing, splitting and pulverizing. Since the original mineralized material sample may be large (100's of pounds), an accepted method is used to get a representative sample for testing (usually 30 grams). The fire assay process is time consuming and complex (see www.mine-engineer.com/mining/assay2.htm). As of the date of this Report, we have not performed fire assays on any of our samples."

5.
We note your response to comment 11 from our letter dated July 17, 2013. Supplementally, and not as part of your filing, please provide us with the sampling data and results from Acme Labs, your independent laboratory. Please note that you may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

RESPONSE: The Company has no records of the sampling data or results obtained from Acme Labs. As stated in response to Comment 2, the Company is focused on processing tailings from the Tennessee Mine property and there is no exploration activity currently being conducted on the property. All assay work, sampling, and testing performed on the Tennessee Mine property was done to test the e-leach processing of the tailings. The results obtained from the work performed on the property were used only to calibrate the e-leach processing machines. As the test results were used only for the limited purpose of calibrating the machines, the Company has not kept detailed records of the results obtained.

6.	We note your response to comment 12 from our letter dated July 17, 2013. Please include similar disclosure in your filing.

RESPONSE: The Filing has been revised to include the following language:

"As the Company is not currently conducting any exploration activities and has no future detailed plans to conduct exploration on the Tennessee Mine, we have not established Quality Assurance/Quality Control protocols."

7.
We note your disclosure on page 18 of your amended filing indicating that no accurate weights were possible in regards to your sample size, yet you disclose a range of contained gold. Sample results should be disclosed with a specific sample identification, location, weight, type and respective results. Please revise accordingly.

RESPONSE: The Filing has been revised to remove the range of contained gold in the samples.

HONDO MINERALS CORPORATION	2

Financial Statements, page 23

General

8.
We note your response did not address the issues noted in our prior comment 17. Thus the comment is reissued. Considering (i) your disclosures on page 3 and elsewhere that you are currently an exploration stage company and (ii) you have not realized any revenue from your planned operations, please confirm that in future filings you (a) will revise the financial statement head notes and notes to the financial statements to state that you are an exploration stage company and (b) will include cumulative statement of operations, cash flows and shareholders' equity since inception as required by FASB ASC 915-205-45-2.

RESPONSE: In future filings the financial statements will be revised to include financial statement head notes and notes to the financial statements to state that the Company is an exploration stage company and will include cumulative statements of operations, cash flows, and shareholders' equity since inception as required by FASB ASC 915-205-45-2.

In connection with the Company's responding to the comments set forth in the July 17, 2013 letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,
/s/ William R. Miertschin
William R. Miertschin
Chief Executive Officer

HONDO MINERALS CORPORATION	3